Exhibit 99.7

Statement regarding Liquidity

The success of China Rapid Finance Limited, a Cayman Islands company (the “Company”), in implementing its business strategy and business plan, assumes the Company receives sufficient lending capital from investors participating on its marketplace to meet its volume needs. If market conditions were to deteriorate and investors were to disinvest from the marketplace, we may need to take additional measures including further cost cutting, raising new lines of credit, or diversification of business in order to ensure that the Company continues to have sufficient cash to meet its liquidity needs in the short and long term.